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                                                                     Exhibit 8.2

                  [LETTERHEAD OF ROTH MURPHY SANFORD L.L.P.]

March 12, 2001


Board of Directors
Globe Bancorp, Inc.
Globe Homestead Savings Association
4051 Veterans Blvd., Suite 100
Metairie, Louisiana 70002

Gentlemen:

You have requested our opinion regarding certain State of Louisiana income tax consequences of the conversion (the "Conversion") of Globe Homestead Savings Association (the "Bank") from a federally chartered mutual savings bank to a federally chartered stock savings bank. In the Conversion, Globe Bancorp, Inc. (the "Company"), a newly organized Louisiana-chartered corporation will acquire all of the Bank's to-be-issued capital stock.

LIMITING CONDITIONS - We have reviewed the federal income tax opinion (the "Opinion") prepared by the firm of Elias, Matz, Tiernan & Herrick, L.L.P. dated March 12, 2001 which was addressed and furnished to you. We have also reviewed the whole draft of the Company's Form SB-2 Registration Statement and the representations of management of the Company and the Bank dated March 12, 2001 (the "Representations"), which were supplied to both the aforementioned authors of the Opinion and to ourselves.

We have not reviewed all of the legal documents necessary to effectuate the Conversion or the acquisition of the Bank's capital stock by the Company.

Our opinion sets forth our views based upon the completeness and accuracy of the facts as set forth in the Opinion, the representations made to Elias, Matz, Tiernan & Herrick L.L.P. and to us regarding the Conversion, and of all other information and assumptions of fact made available to us. We have relied on the Opinion and Representations as to the manner in which the proposed transactions will be accomplished and the federal income tax aspects of the transactions as detailed in the Opinion. An inherent assumption of this opinion is that all steps required by federal and state law and regulatory authorities will be effectuated consistent with the information submitted to us.


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Board of Directors
March 12, 2001
Page 2


                           LOUISIANA LAW AND ANALYSIS

Louisiana Revised Statute (La R.S.) Section 47:287.11 imposes a corporate income tax on a corporation's federal taxable income that is earned or derived from sources within Louisiana and adjusted for modifications required by Louisiana statutes. The Louisiana Corporation Income Tax Act of 1986 and La R.S. Section 47:287.701 adopts the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and the applicable U.S. Treasury Regulations. Except as otherwise provided in the Louisiana Revised Statutes, any term used in the Louisiana Revised Statutes has the same meaning as when that term is used in a comparable context in the federal statutes.

Since the Louisiana corporate statutes do no contain a specific modification provision for the federal recognition or non-recognition rules applicable to reorganizations, any gain or loss recognized by the parties to the reorganization for Louisiana purposes would be the same as the gain or loss recognized for federal purposes. Additionally, since gains and losses realized by corporate shareholders in a reorganization are not specifically identified as modifications to federal gross income or deductions, nor are there any modifications with respect to the determination of basis or the holding period of stock received in a reorganization, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Code with respect to corporate depositors and shareholders.

La R.S. Section 47:287.732 states that an S Corporation shall compute taxable income in the same manner as a corporation with certain listed modifications. As none of the modifications relate to reorganization provisions of the Code, and based upon the above analysis of corporations, the same conclusions would apply with respect to S Corporation depositors and shareholders.

La R.S. Section 47:290 requires conformity of the Louisiana individual income tax statutes with the Code, except as otherwise expressly provided. La R.S.
Section 47:293(1) defines Louisiana adjusted gross income as federal adjusted gross. La R.S. Section 47:293(6) defines Louisiana taxable income as Louisiana adjusted gross income with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect individual depositors and shareholders.


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Board of Directors
March 12, 2001
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La R.S. Section 47:162C states that fiduciaries are subject to all the provisions of Louisiana law that relate to individuals. Based upon the above analysis of individuals, the same conclusions would apply with respect to fiduciary depositors and shareholders.

La R.S. Section 47:203 states that partnerships shall compute taxable income in the same manner as in the case of individuals, with certain listed modifications. As none of the modifications relate to reorganization provisions of the Code, and based upon the above analysis of individuals, the same conclusions would apply with respect to depositors and shareholders that are partnerships.

La R.S. Section 12:1368 states that for Louisiana income tax purposes, limited liability companies shall be treated and taxed in the same manner as they are treated and taxed for federal purposes. Therefore, whether the limited liability company is a disregarded entity, has elected to be taxed as a corporation, or is taxed as a partnership, the above analysis results in the same conclusion that depositors and shareholders that are limited liability companies would be treated and taxed in Louisiana identically to federal taxation.

                                    OPINIONS

Elias, Matz, Tiernan & Herrick, L.L.P. have expressed their opinion that for federal income tax purposes (1) the Bank's change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code, (2) neither the Bank nor the Company will recognize any gain or loss as a result of the Conversion pursuant to Section 361 of the Code and Revenue Ruling 80-105, (3) no gain or loss will be recognized by the Company upon its receipt of money in exchange for shares of Common Stock issued pursuant to the Plan of Conversion; (4) no gain or loss will be recognized by the Bank or the Company upon the purchase of the Bank's capital stock by the Company; (5) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Bank in its stock form plus their interest in the liquidation account in exchange for the deposit accounts in the Bank in its mutual form; (6) assuming the non-transferable subscription rights to purchase Common Stock have no value, the tax basis of the depositors' deposit accounts in the Bank immediately after the Conversion will be the same as the bases of their accounts immediately prior to the Conversion; (7) assuming the non-transferable subscription rights to purchase Common Stock have no value, the tax basis of each Eligible Account Holder's and Supplemental Eligible Account Holder's interest in the liquidation account will be zero; (8) the income tax basis to the stockholders of the Common Stock of the Company purchased in


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Board of Directors
March 12, 2001
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the Conversion will be the amount paid, and (9) the holding period of such shares will begin on the date of the exercise of subscription rights and on the day after the date of purchase if purchased in the Community or Syndicated Community Offering.

Subject to the limiting conditions set forth herein, it is our opinion that each of the forgoing opinions (1) through (9) of Elias, Matz, Tiernan & Herrick, L.L.P. with respect to the federal income taxation of the conversion will apply identically to the Louisiana income taxation of the conversion.

Our opinion relies upon the relevant provisions of the Louisiana Revised Statutes, the regulations thereunder, and judicial and administrative interpretations thereof effective as of the date of our opinion, and all of which are subject to change or modifications by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes could be retroactive in effect and, therefore, could affect the validity of our opinions. We undertake no responsibility to update our opinion in the event of any such change or modifications.

Our opinion is not binding upon the Louisiana Department of Revenue. There is no assurance, and none is hereby given, that the Louisiana Department of Revenue will not take a position contrary to one or more of the conclusions reflected herein, or that our opinion will be upheld if challenged by the Louisiana Department of Revenue. Furthermore, as discussed throughout this opinion, the Louisiana tax results are wholly dependent upon federal taxation of the conversion. The opinion of Elias, Matz, Tiernan & Herrick, L.L.P. regarding the federal income taxation of the conversion is not binding upon the Internal Revenue Service. Should the Internal Revenue Service successfully challenge one or more of the opinions expressed by Elias, Matz, Tiernan & Herrick, L.L.P., the Louisiana income taxation of the conversion will also be affected.

We accept no responsibility to defend our opinion against any challenge, whether directly by the Louisiana Department of Revenue or indirectly by the Internal Revenue Service.

We hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement on Form SB-2 and the Bank's Application for Conversion.

Sincerely,


/s/ Roth Murphy Sanford L.L.P.
Roth Murphy Sanford L.L.P.